UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: April 30, 2018

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED FILES FY2017 ANNUAL REPORT ON FORM 20-F

SHANGHAI, April 30, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the U.S. Securities and Exchange Commission on April 30, 2018.

The annual report can be accessed on Noah’s investor relations website at http://ir.noahwm.com/. The Company will provide hard copies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the full year 2017, Noah distributed RMB117.4 billion (US$18.0 billion) of financial products. Through its subsidiary, Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), Noah had assets under management of RMB148.3 billion (US$22.8 billion) as of December 31, 2017.

Noah’s wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah delivers customized financial solutions to clients through a network of 1,335 relationship managers across 237 branches and sub-branches in 79 cities in mainland China, and serves the international investment needs of its clients through subsidiaries in Hong Kong, Taiwan, Canada, Australia and the United States. The Company’s wealth management business had 186,918 registered clients as of December 31, 2017. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market equity, credit and other investments denominated in both Renminbi and foreign currencies. The Company also provides other financial services, including online wealth management, lending services and payment technology services.

For more information, please visit Noah at ir.noahwm.com.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

ir@noahwm.com